David L. Kahn
 Attorney at Law
3150 West Fir Avenue, #127
Fresno, CA 93711
Phone: (559) 440-9248, Fax: (559) 440-9348

Ms. Anita Karu, Attorney-Advisor
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-0305

Re:      Amalgamated Pictures Corp.
            Registration Statement on Form SB-2
            Amendment No. 4, for filing December 15, 2005
            File No. 333-125145

Dear Ms. Karu:

            In response to our telephone discussion on December 14, 2005, we are filing an amendment to the above-captioned Amalgamated Pictures Corp. (the "Company") registration statement to conform to your comments and suggestions. We enclose a redlined copy of the registration statement indicating the changes together with a printed registration statement as filed on December 15, 2005.

            The following are our responses to your comments.

Determination of Offering Price, page 12

            We have revised this section, as follows, to state that we considered the applicability of the "penny stock" rules in determining our offering price.

            "Although we considered our lack of operating history; the proceeds to be raised by the offering; the amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing shareholders; the applicability of securities rules and regulations governing a "penny stock" which is generally defined as priced below $5.00; our belief in the future economic prospects of the Company; and our relative cash requirements, ultimately the offering price was determined arbitrarily."

Business, page 14

            We have clarified the Business section, as follows, eliminating the term "film concepts" to clarify to a lay investor our activities.

            "To date, no significant progress has been made to further our business plan; however, we have begun to develop story ideas and to research the technologies to create them that may be appropriate to consider when sufficient funds are available.  Since our films are to be created within strict budgetary requirements, the possible stories or locations for our films are limited.  Therefore, it would be inappropriate for our films to include large casts or crews, difficult staging or expensive locations, or expensive equipment purchases or rentals, but rather, would require us to take advantage of existent or available opportunities, namely talent and locations that will not consume unnecessary funds from a film budget and will be available at the moment of production.  Additionally, our stories will most likely take place in the present time and will be in the thriller and horror genres.

            In addition to developing story ideas for our potential films that would be possible to produce within our strict budgetary requirements, our president has been developing professional relationships with individuals involved in film production and distribution including actors and technicians, both amateur and professional; writers; musicians; film festival organizers; equipment rental companies; and production and equipment insurance companies."

Business, pages 14 and 15

            We have revised our disclosure that we are not a "blank check" company to indicate that we will not merge with or acquire a private company to be used as a vehicle for a reverse acquisition in the next 12 months.  We have repeated this disclosure on Page 15, Plan of Operation.

            "We are not a "blank check" company as that term is defined in Rule 419 of Regulation C of the Securities Act of 1933, as we have a specific business plan or purpose and we will not merge with or acquire a private company to be used as a vehicle for a reverse acquisition in the next 12 months."

Item 28, Untertakings

            We have updated this section to include recent changes in Item 512 of Regulation S-B.

            "(4) For determining liability of Amalgamated Pictures Corp. under the Securities Act to any purchaser in the initial distribution of the securities, Amalgamated Pictures Corp. undertakes that in a primary offering of securities of Amalgamated Pictures Corp. pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold  to such purchaser by means of any of the following communications, Amalgamated Pictures Corp. will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
                (i) Any preliminary prospectus or prospectus of Amalgamated Pictures Corp. relating to the offering required to be filed pursuant to Rule 424;
                (ii) Any free writing prospectus relating to the offering prepared by or on behalf of Amalgamated Pictures Corp. or used or referred to by Amalgamated Pictures Corp.;
                (iii) The portion of any other free writing prospectus relating to the offering containing material information about Amalgamated Pictures Corp. or its securities provided by or on behalf of Amalgamated Pictures Corp.; and
                (iv) Any other communication that is an offer in the offering made by Amalgamated Pictures Corp. to the purchaser."

            In addition, in the section Managament, page 25, we updated Avery Pack’s age, and in the section Available Information, page 33, we supplied the current SEC address.

            Thank you for your assistance and suggestions, and if appropriate, we hereby request an effective date for our offering of December 21, 2005.  Please fax your response directly to Amalgamated Pictures Corp. at 1-800-886-1301.

                                                                                    Very truly yours,

                                                                                    /s/ David L. Kahn

                                                                                    David L. Kahn

Enclosures